Exhibit 99.1

FORWARD PURCHASE AGREEMENT

This Forward Purchase Agreement (this “Agreement”) is entered into as of February 27, 2024, by and between MicroAlgo Inc., a Cayman Islands Company (the “Company”), and WiMi Hologram Cloud Inc., the parent of the Company (the “Purchaser” or “WiMi”).

Recitals

WHEREAS, the Company and certain investors (“Note Investors”) desire to enter into convertible note transactions whereby the Note Investors will purchase in the aggregate of up to $11,000,000 of convertible notes (the “Convertible Notes”) of the Company pursuant to certain convertible note purchase agreements (“Convertible Note Purchase Agreement”), forms of which are exhibited hereto (“Convertible Note Transaction”);

WHEREAS, WiMi and the Company desires to ensure that WiMi maintains a shareholding of up to 51% in the Company in the event the Note Investors elect to receive conversion shares;

WHEREAS, the parties wish to enter into this Agreement, pursuant to which concurrently with the conversion of any outstanding debt by the Note Investors into Company ordinary shares, WiMi shall purchase from the Company, and the Company shall issue and sell to WiMi, on a private placement basis, the number of ordinary shares determined pursuant to Sections 2(a)(i), (ii), hereof on the terms and conditions set forth herein (the “Forward Purchase Securities”);

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Agreement

1. Effective Date

This Agreement shall become effective upon the execution of the Convertible Note Purchase Agreements by and between the Company and the Note Investors.

2. Sale and Purchase.

(a) Forward Purchase Units.

(i) The Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, up to a maximum of $11,000,000 of Forward Purchase Securities (“Forward Purchase Cap”) at a purchase price that is equivalent to the Conversion Price paid by the Note Investors each time the Note Investors elect to convert a portion (or all) of their outstanding debt under the Convertible Notes (“Forward Purchase Price”).

(ii) The Conversion Price is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the sixty (60) trading days preceding the date of the conversion notice, and (B) multiplied by 70%, subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar transactions.is the amount

The number of Forward Purchase Securities to be issued and sold by the Company and purchased by the Purchaser hereunder shall be determined as follows:

(A) Upon the issuance of any conversion shares by the Company to the Note Investors, subject to the Forward Purchase Cap, the Company shall provide the Purchaser with notice (the “Purchase Notice”) of the number of Forward Purchase Securities that the parties desire the Purchaser to purchase pursuant to this Agreement,

(B) The closing of the sale of Forward Purchase Securities (the “Forward Closing”) shall be held no later than three (3) business days of the Purchaser receiving the Purchase Notice (“Forward Closing Date”). On the Forward Closing Date, the Purchaser shall deliver to the Company the Forward Purchase Price for the Forward Purchase Securities by wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in such notice. The Company shall issue the Forward Purchase Securities to the Purchaser in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), registered in the name of the Purchaser.

(b) Legends. Each register and book entry for the Forward Purchase Securities shall contain a notation, and each certificate (if any) evidencing the Forward Purchase Securities shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS. THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN FORWARD PURCHASE AGREEMENT BY AND BETWEEN THE HOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.”

3. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows, as of the date hereof and upon each Forward Closing Date:

(a) Organization; Authority. The Purchaser is an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Purchaser Status. At the time the Purchaser was offered the Securities, it was, and as of the date hereof it is, and on the Closing Date, it will be either an “accredited investor” as defined in Rule 501(a) under the 1933 Act, the Purchaser (i) acknowledges that the certificate(s) representing or evidencing the Conversion Shares shall contain a customary restrictive legend restricting the offer, sale or transfer of any Conversion Shares except in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration, (ii) agrees that all offers and sales by the Purchaser of the Conversion Shares shall be made pursuant to an effective registration statement under the 1933 Act or pursuant to an exemption from, or a transaction not subject to the registration requirements of, the 1933 Act, (iii) represents that the offer to purchase the Securities was made to the Purchaser outside of the United States, and the Purchaser was, at the time of the offer and will be, at the time of the sale and is now, outside the United States, (iv) has not engaged in or directed any unsolicited offers to purchase Securities in the United States, (v) is not a Distributor (as such terms are defined in Rule 902(k) and 902(d), respectively, of Regulation S), (vi) has purchased the Securities for its own account and not for the account or benefit of any U.S. Person, (vii) is the sole beneficial owner of the Securities and has not pre-arranged any sale with the Purchaser in the United States, and (viii) is familiar with and understands the terms and conditions and requirements contained in Regulation S, specifically, without limitation, the Purchaser understands that the statutory basis for the exemption claimed for the sale of the Securities would not be present if the sale, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.

(c) Experience of Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(d) Restricted Securities. The Purchaser acknowledges that absent an effective registration under the 1933 Act, the Securities may only be offered, sold or otherwise transferred (i) to the Company, or (ii) pursuant to an exemption from registration under the 1933 Act.

(e) Access to Information. The Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and all reports, schedules, forms, statements and other documents filed by the Company under the 1933 Act and Securities Exchange Act of 1934, as amended (the “1934 Act”), including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and documents incorporated by reference therein and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(f) General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to our knowledge, any other general solicitation or general advertisement.

4. Representations and Warranties of the Company. The Company represents and warrants to the Purchaser on the date hereof and on each Forward Closing Date as follows

(a) Organization and Qualification. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and each subsidiary of the Company is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization. Each of the Company and its subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently being conducted, and is duly qualified or licensed to do business in all material respects in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

(b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver the Transaction Documents and to perform its obligations thereunder. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Note and the Conversion Shares, have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document to which the Company is a party has been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Purchaser and the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

(c) Issuance of the Forward Purchase Securities. The Forward Purchase Securities are duly authorized and, when issued and paid for in accordance with this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company.

(d) Capitalization. All issued and outstanding ordinary shares have been duly authorized and validly issued and are fully paid and non-assessable, were issued in compliance with applicable U.S. and other applicable securities laws and were not issued in violation of any preemptive right, resale right or right of first refusal.

(e) No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Note and the Conversion Shares, will not (i) result in a violation of the Memorandum and Articles, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement to which the Company is a party, or (iii) result in a violation of any law applicable to the Company or by which any property or asset thereof is bound, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under the Transaction Documents to which it is a party.

(f) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than such filings as are required to be made under applicable federal securities laws and the laws of the PRC.

(g) No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Company to the Purchaser in accordance with the terms thereof.

5. Registration Rights

The Purchaser shall be granted registration rights by the Company with respect to the Forward Purchase Securities pursuant to a registration rights agreement to be entered into with the Company (the “Registration Rights”).

6. Lock Up

(a) Lock-up; Transfer Restrictions. The Purchaser agrees that it shall not Transfer any Forward Purchase Securities until 180 days after the first Forward Closing Date.

7. Forward Closing Conditions.

(a) The obligation of the Purchaser to purchase the Forward Purchase Securities at each Forward Closing under this Agreement shall be subject to the fulfillment, at or prior to the Forward Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Purchaser:

(i) The Company shall have issued the conversion shares to each Note Investors pursuant to the terms of Notes;

(ii) The representations and warranties of the Company set forth in Section 3 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Forward Closing Date, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement;

(iii) The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Forward Closing; and

(iv) No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Forward Purchase Units.

(b) The obligation of the Company to sell the Forward Purchase Securities at the Forward Closing under this Agreement shall be subject to the fulfillment, at or prior to the Forward Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Company:

(i) The representations and warranties of the Purchaser set forth in Section 2 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Forward Closing Date, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement;

(ii) The Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Forward Closing; and

(iii) No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Forward Purchase Units.

8. Termination. This Agreement may be terminated at any time prior to the Forward Closing:

(a) by mutual written consent of the Company and the Purchaser;

(b) automatically upon the maturity date of the Notes.

9. General Provisions.

(a) Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the Forward Closing.

(b) Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(c) Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(d) Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

(e) Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(f) Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(g) Governing Law. This Agreement, the entire relationship of the parties hereto, and any dispute between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.

(h) Jurisdiction. The parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of New York and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in state courts of New York or the United States District Court for the Southern District of New York, and (iii) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(k) Waiver of Jury Trial. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.

(l) Amendments. This Agreement may not be amended, modified or waived as to any particular provision except with the prior written consent of the Company and the Purchaser.

(m) Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided, that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(n) Expenses. Each of the Company and the Purchaser will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. The Company shall be responsible for the fees of its transfer agent; stamp taxes and all of The Depository Trust Company’s fees associated with the issuance of the Forward Purchase Securities.

(o) Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant.

(p) Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(q) Specific Performance. The Purchaser agrees that irreparable damage may occur in the event any provision of this Agreement was not performed by the Purchaser in accordance with the terms hereof and that the Company shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

PURCHASER:

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name: Shuo Shi
Title: CEO and Director

COMPANY:

MicroAlgo Inc.

By:	/s/ Min Shu
Name:	Min Shu
Title:	CEO and Director

[Signature Page to Forward Purchase Agreement]

TO BE EXECUTED UPON ANY ASSIGNMENT AND/OR REVISION IN ACCORDANCE WITH THIS AGREEMENT TO “NUMBER OF FORWARD PURCHASE SECURITIES” AND “AGGREGATE PURCHASE PRICE FOR FORWARD PURCHASE SECURITIES” SET FORTH BELOW

Number of Forward Purchase Securities:

Aggregate Purchase Price for Forward Purchase Securities:	$

Number of Forward Purchase Units and Aggregate Purchase Price for Forward Purchase Units as of      , 202[       ], accepted and agreed to as of this       day of      , 202[       ].

WiMi Hologram Cloud Inc.

By:
Name:
Title:

MicroAlgo Inc.

By:
Name:
Title: